UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2010

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

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Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG to be incorporated by reference in their Registration Statement on Form F-3 (file no. 333-158199).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
David Mathers to succeed Renato Fassbind as Chief Financial Officer of Credit Suisse Group AG, effective October 1, 2010
Zurich, April 30, 2010 Credit Suisse today announced that Renato Fassbind, who has served as Chief Financial Officer of Credit Suisse Group AG for the past six years, will retire from his current position this fall.

Mr. Fassbind will be succeeded by David Mathers, Chief Operating Officer and Head of Finance of the Investment Banking Division, who will become CFO of Credit Suisse and a member of the Executive Board on October 1, 2010, based in Zurich. Mr. Fassbind will remain with Credit Suisse as a senior advisor.

Hans-Ulrich Doerig, Chairman of the Board of Directors, said: “On behalf of the Board of Directors, I want to thank Renato Fassbind for the important role he has played in the development of Credit Suisse’s integrated banking model.  We are pleased to have found such a highly experienced and qualified internal successor as CFO in David Mathers.  David brings deep financial and business experience, and is a long-standing member of our senior management team, which will ensure continuity in this important function.”

Brady W. Dougan, Chief Executive Officer, said: “Renato Fassbind has made a significant contribution to the success of Credit Suisse.  His expertise and leadership have helped the bank navigate an extremely challenging period and emerge stronger.  I am pleased that Renato will remain with the bank so we can continue to benefit from his experience and professional expertise.”

He added: “Credit Suisse is very fortunate to have someone as capable and talented as David Mathers to succeed Renato as CFO.  David has done a tremendous job in helping to shape and implement the Investment Banking Division’s client-focused, capital-efficient strategy as Chief Operating Officer and Head of Finance. My colleagues on the Executive Board and I look forward to having David as part of our team as we continue to advance our client-focused strategy and integrated model.”

David Mathers is currently Chief Operating Officer (COO) and Head of Finance of the Investment Banking Division, based in London and New York.

Before assuming the role of COO for the Investment Banking Division, Mr. Mathers was Co-Head of European Equities, and Head (and Co-Head) of European Equity Research for nine years. He joined Credit Suisse in June 1998 from HSBC where he was Global Head of Equity Research. A British citizen, Mr. Mathers holds an M.A. in Natural Sciences from the University of Cambridge.

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Media Release
April 30, 2010 Page 2/2

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,300 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2010 and beyond;

–	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
–	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and other cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2009 under IX – Additional information – Risk Factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse AG
Date: April 30, 2010
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse AG